August 8, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Amanda McManus, Branch Chief - Legal Division of Corporation Finance Mail Stop 3561

Re:	Eastern Resources, Inc Amendment No. 1 to Registration Statement on Form S-1 File No. 333-149850 Filed on July 14, 2008

On behalf of our client, Eastern Resources, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-149850) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff four additional copies of the Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on July 14, 2008 (the “Amendment No. 1”).

By letter dated July 30, 2008 (the “Comment Letter”) from Amanda McManus, Branch Chief - Legal, the Company was informed of the comments of the Staff with respect to Amendment No. 1. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Prospectus Cover Page

1.
While we note your response to prior comment 2, it would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than the shares privately placed in December 2007. Please revise the registration statement to provide a bona fide price.

We respectfully disagree with the Staff’s comment that the public-tradable shares offered pursuant to the prospectus should be more valuable than the shares offered in the private placement. As recently as June 2008, the Company sold 600,000 shares of its common stock to an institutional investor at the offering price of $0.10 per share for gross proceeds of $60,000. The value of our stock will be dependent upon the success of our first feature film, BuzzKill, for which we are currently seeking a distribution arrangement. The success of the film is unquantifiable at this time. However, in response to the Staff’s comment, we have revised the Registration Statement to provide for a price of $0.12 per share for the shares offered pursuant to the prospectus.

Securities and Exchange Commission
August 8, 2008

Summary, page 3

2.
We note your response to prior comment 4. While you have indicated that you anticipate “secur[ing] a distribution deal by the end of the year,” it is still unclear when you expect to generate revenues. Please revise to clarify whether securing distribution would translate into immediate revenue. If not, please estimate when you reasonably expect to receive revenue from a distribution deal secured at the end of this year.

We have revised the Summary section to clarify that securing a distribution deal does not translate into immediate revenues and to disclose that we expect to generate revenues within the first quarter of 2009, assuming we are able to secure distribution by the end of the year.

If we do not obtain additional financing…, page 5

3.	Revise to discuss dilution risk.

We have revised to include a discussion of dilution risk.

Plan of Operation, page 18

4.	Define what you mean by “negative cost” in connection with the Investment Agreement discussed on page 19.

“Negative cost” is an industry term for the cost of actually producing and shooting the film, but not including such costs as distribution and promotion. We have more fully explained the meaning of this term.

5.	Refer to the first paragraph on page 20. Quantify the number of festivals to which you have submitted your film and the number from which you are still awaiting a response.

We have submitted the film BuzzKill to 15 film festivals. We are currently waiting for responses from eight fall film festivals. We have revised this paragraph to include this information.

Securities and Exchange Commission
August 8, 2008

Rise of Independent Film, page 22

6.
While we note your response to prior comment 23, we re-issue the comment. Please disclose the bases for your claims regarding the size, growth, and quality of the independent film industry or revise to describe them as beliefs.

Our statements regarding the size, growth and quality of the independent film industry are based on the financial successes of some of the independent films and on the number of major award nominations received by such indies within the past few years. However, we have accepted the Staff’s comment by revising such statements as beliefs.

Other sources of revenue, page 24

7.	Please disclose the sources for the projections set forth in this section.

We are unable to identify the sources for these projections and, therefore, have deleted this section.

Competition, page 27

8.
While it appears that BuzzKill was produced for a relatively low budget, it is uncertain that the film has “a large commercial appeal.” Please revise the second-to-last sentence of this section accordingly.

We have revised the sentence to clarify that we believe BuzzKill will have a large commercial appeal.

Certain Relationships and Related Transactions, page 31

9.
Refer to the final paragraph on page 31. Please revise item (c) to clarify the percentage of net proceeds to which Mr. Hanna is entitled under the producer agreement. Your current reference to “off-the-top” third party participation is unclear.

As of the date hereof, considering the profit participations granted to third parties, Mr. Hanna’s contingent compensation would be approximately 14.25% of the “net proceeds” generated by the film. This percentage may be reduced as we provide profit participation to other third parties in connection with securing additional financing or distribution arrangement for the film. We have revised this section accordingly.

10.	Refer to the final paragraph in this section. Please disclose whether the loan agreement in June 2008 was oral or in writing.

We have disclosed that the June 2008 loan was oral.

Securities and Exchange Commission
August 8, 2008

Signature Page

11.	Please revise your signature blocks to disclose your principal executive officer, principal financial officer and principal accounting officer.

The signature block does indicate that Mr. Hanna has signed the Registration Statement on behalf of the Company as both its principal executive officer and its principal accounting officer. However, in response to the Staff’s comment, we have created a separate signature block for Mr. Hanna, as the Company’s treasurer, to sign the Registration Statement as its principal accounting officer.

In addition to responding to the Staff’s comments, we have revised the Registration Statement to increase the number of shares being offered by the prospectus by an additional 600,000 shares of common stock. These additional shares were sold in on June 4, 2008 under the same terms as the shares privately placed in December 2007. Gottbetter & Partners, LLP is re-filing its opinion to cover these additional shares.

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment No. 2, please contact me at 212-400-6900.

Very truly yours,

/s/ Adam S. Gottbetter
Gottbetter & Partners, LLP

cc:	Daniel Morris Beverly Singleton Margery Reich Thomas H. Hanna, Jr.